Exhibit 13 (b) (3) (c)
                            AGREEMENT TO MERGE
                        GOLDEN GROVE BUSINESS, INC.
                           (a Panama corporation)
                                  INTO
                         SDC INTERNATIONAL, INC.
                        (a Delaware corporation)

     AGREEMENT OF MERGER, dated this 31st day of January, 1997, made by and between SDC InternationaL Inc., a Delaware corporation (referred to herein as the "SDC"), and Golden Grove Business, Inc., a corporation organized and existing under and by virtue of the laws of the Republic of Panama (referred to herein as the "GGB"), together being known herein as the "Parties".

     WHEREAS, the Parties desire to merge into a single corporation.

     WHEREAS, SDC filed its Articles of Incorporation in the office of the Secretary of State on June 30, 1994, and has an authorized capital stock consisting of 10,000,000 shares of Common Stock of the par value of $.001 each, of which 2,350,000 shares are currently outstanding;

     WHEREAS, the principal office of SDC in the state of Delaware is located at P.O. Box 1281, Wilmington, Delaware 19899, and the name and address of its resident agent is Corporate Agents, Inc., P.O. Box 1281, Wilmington, Delaware 19899-1281;

     WHEREAS, GGB is a corporation organized under the laws of the Republic of Panama with its resident agent being Sucre, Arias, Castro & Reyes Attorneys, P.O. Box 6277, Panama 5, Panama, and is an authorized dealer of TATRA products of the Czech Republic;

     WHEREAS, the total number of shares which GGB has authority to issue is 300, all of which are of one class and of no par value each, and 300 of which are issued and outstanding;

     WHEREAS, the laws of the Republic of Panama permit a merger of a corporation of that country with and into a corporation of the State of Delaware; and

     WHEREAS, the Parties deem it advisable and to the advantage, welfare and best interest of SDC and GGB to merge GGB into SDC pursuant to the provisions of the laws of the Republic of Panama and the laws of the State of Delaware upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants, agreements and provisions hereinafter contained, the Parties agree as follows:

     FIRST: GGB shall merge into SDC. SDC shall be the surviving corporation.

     SECOND: The Articles of Incorporation of SDC are to be and remain the Articles of Incorporation of SDC.

     THIRD: The present by-laws of the SDC are to be and remain the by-laws of SDC.

     FOURTH: The manner of converting the outstanding shares of the capital stock of GGB into the shares of SDC shall be as follows: all of the outstanding shares of GGB (a total of 300) shall, upon the effective date ofthe merger, be converted into 48,000 shares of capital stock of SDC (160 shares of SDC for each one share of GOB). The shares of capital stock of SDC shall not be converted, but each said share which is issued as of effective date of the merger shall continue to represent one issued share of capital stock of SDC. The currently restricted shares of SDC being issued pursuant to this Agreement shall be included in the next subsequent registration of SDC securities.

     FIFTH: The further terms and the conditions of the merger are as follows:

A. After the merger, the Board of Directors of SDC shall be the current Directors of SDC plus one Director named by Milota K. Srkal. Milota K. Srkal shall retain the position and title of Vice President of Marketing and shall execute a three year non-compete agreement with SDC.

B. The first regular meeting ofthe Board of Directors of SDC to be held after the date when this Agreement shall become effective may be called or may convene in the manner provided in the by-laws of SDC and may be held at the time and place specified in the notice of the meeting.

C. The Parties shall pay all of their respective expenses of carrying this Agreement of Merger into effect and of accomplishing the merger, and during such time GGB agrees not to enter into any negotiations with any third party concerning an alternative business combination to the merger proposed by this Agreement.

D. Upon the date when this agreement shall become effective, the separate existence of GGB shall cease, and GGB shall be merged to SDC, in accordance with provisions of this Agreement, and SDC shall possess all the rights, privileges, powers and franchises of GGB and all property, real, personal and mixed, and all debts due to each of such corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Parties shall be vested in SDC; and all property, rights and privileges, powers and franchises and all and every other interest shall be thereafter as effectually the property of SDC as they were of the respective Parties, and the title to any real or personal property, whether by deed or otherwise, vested in any of said corporations, parties hereto, shall not revert or be in any way impaired by reason of this merger, provided that all rights of creditors

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

and all liens upon the property of any of said corporations, parties hereto, shall be preserved unimpaired, limited in lien to the property affected by such liens immediately prior to the time of merger, and all debts, liabilities and duties of GGB shall thenceforth attach to the said SDC and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

E. If at any time SDC shall consider or be advised that any father assignments or assurances in law or any things are necessary or desirable to vest in said corporation, according to terms hereof, the title to any property or rights of either of the Parties, the proper officers and directors of each of the Parties shall and will execute and make all such proper assignments and assurances and all things necessary or proper to vest title in such property or rights in SDC, and otherwise to carry out the purposes of this Agreement of Merger.

F. SDC shall provide capital to GGB in the amount of $120,000.00 to retire its corporate debts and obligations in accordance with Exhibit "A". This amount of $120,000.00 shall be made available by SDC upon closing. The closing shall take place within 60 days of the execution of this Agreement. If the closing does not occur on or before April 1,1997, either party may terminate this Agreement.

G. GGB has disclosed all debts and liabilities Exhibit "A" and there are no other debts or liabilities known to the officers, directors or owners of GGB as of signing of this Agreement, other then those disclosed in the Exhibit "A".

H. SDC may use GOB's name as the name of its Marketing Division for the sale of TATRA products.

       - SDC shall furnish or arrange financing and capital as needed and as reasonably appropriate to assure effective marketing and sales for all SDC products in accordance with the company's business plan.

       - During the year 1997, SDC shall finance or arrange financing for sample products to be displayed or engaged in the countries of Colombia, Ecuador, Peru and Venezuela; and in more countries as determined by SDC.

       - For each sale, 5% of the gross sales price shall be paid as a commission by SDC and distributed at the discretion of Milota K. Srkal to be used as a reduction in the purchase price of products to give a potential buyer incentive, as a bonus or other incentive to salesmen, for marketing purposes, for salary to salesmen, or otherwise.

       - SDC agrees to advance reasonable and agreeable amounts to the Marketing Division for salaries or otherwise which will be later credited against commissions payable, if any.


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

        - Upon reaching sales of 30 TATRA vehicles or sales of all products of $4,000,000 within twelve months from the effective date of this merger, the former GGB shareholders shall receive two-year options (warrants) to purchase 100,000 shares of SDC common stock at a price of $3.00 per share; upon sales of 100 TATRA vehicles or sales of all products of $10,000,000 within 24 months from the effective date ofthis merger, former GGB shareholders shall receive additional two-year options (warrants) to purchase an additional 100,000 shares of common stock of SDC at a price of $3.00 per share.

O. Upon this merger, the former shareholders of GGB agree not to compete with business of SDC (the sale of generators and heavy trucks) in any way whatsoever in any place in Central and South America and Caribbean for a period of three years from the date of this Agreement of Merger.

        SIXIH: This Agreement of Merger must be approved by the required vote of the Directors of SDC at a special Directors' meeting upon proper notice as required by the laws of Delaware to each Director, and if at said meeting the votes, cast by ballot, of the necessary number of the Directors of SDC shall be for the adoption of this Agreement, then that fact shall be set forth in a certificate attached to the Agreement by the Secretary of SDC under its corporate seal, and acknowledged by the President of SDC, to be the act, deed and agreement of SDC.

This Agreement of Merger shall also be authorized, adopted and approved by the stockholders of GOB, in accordance with the laws ofthe Republic of Panama, and a certificate to such effect by the Secretary of GGB shall be attached to this Agreement of Merger under its corporate seal, and the Agreement of Merger so adopted and certified shall be signed and acknowledged by the President or Vice President and the Secretary of GGB, and sealed under its corporate seal.

The agreement as certified and acknowledged by each ofthe Parties shall be filed in the office of the Secretary of State of Delaware, and shall be effective from the filing thereof in the office of the Secretary of State of Delaware.

The Parties shall also take whatever actions are necessary to effect the merger in the Republic of Panama.

        SEVENTH: The shareholders of GGB agree to hold SDC harmless for any and all liabilities and claims against GGB which are not identified in the Exhibit "A".

        EIGHT: GGB represents to SDC that to the best of its knowledge, there are no actions pending against GGB, nor are there any violations, whether they be Federal, State or Administrative agencies, threatened or commenced against GGB, nor do the shareholders of GGB know of any pending or possible investigations against GGB by any governmental agency or authority.


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

        NINTH: SDC represents to GGB that to the best of its knowledge, there are no actions pending against SDC, no Securities Exchange Commission violations, no state securities law violations, nor are there any violations, whether they be Federal, State or Administrative agencies, threatened or commenced against SDC, nor does SDC know of any pending or possible investigations against SDC by any governmental agency or authority.

        TENTH: GGB represent that:

A. GGB is a corporation in good standing within the Republic of Panama, with offices in Fort Lauderdale, Florida and Bogota, Colombia

B. GGB is the authorized dealer of TATRA products; where TATRA is a Czech manufacturer of heavy duty on/offroad trucks.

C. GGB holds a three year automatically renewable agreement with TATRA as an exclusive dealer for TATRA products in Colombia with the right of first refusal for expansion into other countries in Central and South America and Caribbean, as further described in "TATRA Vehicles Foreign Exclusive Dealer Sales and Service Agreement" executed by GGB and TATRA on May 18, 1995, Exhibit "B", along with the accompanying acknowledgment and agreement executed by TATRA and GGB allowing GGB to assign the "TATRA Vehicles Foreign Exclusive Dealer Sales and Service Agreement" to SDC, Exhibit"C".

        ELEVENTH: SDC represent that:

A. SDC is a sales agent for Diesel, a.s., formerly known and Skoda Diesel, a.s., the Czech manufacturer of Skoda diesel and gas generating equipment, for territories in Central and South America (except Peru).

B. SDC is a publicly traded Delaware corporation, whose stock trades on the overthe-counter Bulletin Board system as operated by the National Association of Securities Dealers (NASD).

C. SDC has the capabilities to obtain working capital and financing necessary to carry out the terms of this Agreement.

        TWELVE: The Parties to this Agreement acknowledge all representations made herein, including those incorporated hereto as contained in Exhibits "A" through "G" and each party further acknowledges that the other party is relying upon such representations. Other then the representations made herein and incorporated by Exhibits "A" through "G" there are no other warranties or representations whatsoever by either party hereto.


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

        THIRTEEN: The closing of this merger, exchange of shares and payment to GGB, an specified in this Agreement, shall be the effective date of merger, and must occur within sixty days of signing this Agreement.

IN WITNESS WHEREOF, the Parties to this Agreement, pursuant to authority duly given by their respective boards of directors, have caused these presents to be executed by a majority of the directors of each party hereto, and the corporate seal affixed.

                                   SDC International, Inc.


                                   BY:/s/Ronald A. Adams
                                      Ronald A. Adams, President

                                   [SEAL]


                                   Golden Grove Business, Inc.


                                   BY:/s/Milota K. Srkal
                                   Milota K. Srkal, President

                                   [SEAL]







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